Exhibit 99.1

São Paulo, May 14, 2021 – Vasta Platform Limited (NASDAQ: VSTA) – “Vasta” or the “Company,” announces today its financial and operating results for the first quarter of 2021 (4Q21) ended March 31, 2021. Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

HIGHLIGHTS

•	Revenue from subscription products ex-PAR jumped 20% in the 4Q20 and 1Q21 combined (2021 commercial year to date), in comparison to the same period of last year. This increase is slightly below the 23% growth in ACV, owing to the lower number of students at partner schools due to the Covid-19 effects.

•	The PAR learning system, which is based on textbooks, was more impacted than non-textbook products due to the reuse of textbooks by families, and its revenue decreased 16% in the 2021 commercial cycle to date versus last year. In total, revenue from subscription products increased 16% in the same comparison.

•	Non-subscription revenue fell 65% in the commercial year to date, explained by the weakness in the textbook chain and by the migration of clients that used to purchase non-subscription products to our subscription services.

•	Consolidated net revenue increased 10% in the 2021 commercial year to date, with subscription revenue accounting for 84% of total vs. 64% in the same period last year. In the quarter, consolidated net revenue fell 28%, resulting from 8% drop in subscription revenue and a 70% decline non-subscription revenue.

•	Revenue from subscription products in the 1Q21 and in the 2021 commercial year to date amounted to 29% and 62% of 2021 ACV, respectively. Due to the adverse context, we expect the subscription revenue of 2021 commercial year (4Q20 to 3Q21) to be lower than the ACV 2021.

•	In the 2021 commercial year to date, the lower net revenue drove a 15% decline in adjusted EBITDA. However, adjusted EBITDA margin expanded 0.9p.p., reflecting the higher participation of revenues from subscription products in the mix, as well as our tight control on costs and expenses. Adjusted net income totaled R$ 163 million in the 2021 commercial year to date, a 6% increase year-on-year.

•	Our client base for the 2021 commercial year increased by 456 new clients, with a contract duration that averages more than 3.5 years. Therefore, we are well positioned to capture incremental revenue when our clients recover their student base after the pandemic.

•	We highlight a new partnership with Colegio Fibonacci, present for 9 consecutive years among Brazil’s top 10 ranking in the National High School Exam (ENEM). With Fibonacci we will launch a set of new assessment services in Plurall and a new premium learning system in 2022.

•	Anglo, our top-notch learning system, had the highest number of approvals in the 2021 admission tests of Brazil’s and LatAm’s best universities, Universidade de São Paulo (USP) and Universidade de Campinas (Unicamp), according to the Times Higher Education ranking.

•	Vasta expanded its leadership in terms of top-ranked schools in the 2019 ENEM edition (last available data), with 48% and 51% more schools ranked top-1 or top-3 in their cities, respectively, than the second player.

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MESSAGE FROM MANAGEMENT

As we started 2021, at the same time we celebrated the success of our commercial cycle – when we delivered a 23% organic growth in the annual contract value (ACV) –, a second wave of Covid-19 in Brazil, much more severe than the first of 2020, materially impacted the perspectives for the present commercial year (October 2020 to September 2021). Differently from 2020, when the first wave hit the country when children were already enrolled and most of materials for that school year were already delivered, the second wave (and the social isolation measures that followed) emerged precisely when the peak of enrollments at private schools occurs, adding to an already fragile macroeconomic outlook, bringing more challenges than we could have anticipated.

The once small decrease in the number of private education students noticed in 2020 (-2.5%, according to Ministry of Education’s basic education census) likely turned into a more pronounced decline, thus leading to a frustration in our partner schools’ expectations on student enrollment, and, consequently, a reduction in the number of collections we supply (exceeding, in many cases, the historical percentage of returns that is embedded in the ACV calculation). This context will likely lead to a gap between the subscription revenue of 2021 commercial year and the ACV 2021.

Like other times in Brazil’s history, the unfavorable macroeconomic backdrop has impaired the sale of textbooks more severely, on the top of the reduction in the student number already commented. In these times, a greater volume of reuse and purchase of second-hand textbooks negatively affects the sale of new ones, and both our PAR learning systems (accounted in the subscription revenue) and the regular sale of textbooks through retail channels (impacting the non-subscription revenue) were hit. In the past, demand always returned when the situation went back to normal, which suggests that these impacts are rather temporary than structural.

That said, the subscription revenue captured in the 4T20 and 1T21 combined (the 2021 commercial year to date) is better understood when we split traditional learning systems and complementary solutions (ex-PAR subscription products) and textbook subscription products (PAR). While revenue of ex-PAR subscription products grew 20% year-on-year in this period, just slightly below the 23% overall ACV growth, PAR revenue declined 16% in the same period. Looking forward, although the impacts on textbook chain may be just transitory, we plan to further intensify the ongoing migration from textbook products (either PAR or spot sales) into learning systems. This strategy will enable us to increase even more the share of subscription revenue into our total revenue (which totaled 84% in the 2021 commercial year to date, versus 64% one year ago) and capture higher margins.

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Net revenue breakdown among business lines in the commercial cycle to date, 2021 vs. 2020 (R$ million)

Despite all challenges we have already faced in 2021, we continue to offer our clients a unique digital experience through our Plurall platform (still the absolute leader in terms of web traffic), supporting the continuation of school activities during social isolation times. We have continually expanded the range of solutions offered by Plurall, either via complementary solutions offered through Plurall Store or by the recently launched Plurall’s private classes platform, Plurall My Teacher, which allows students from partner schools to contract customized classes. Somos Integra, an important digital tool for connecting kindergarten schools and our partner schools, is already operational. These examples underscore our platform’s potential to continue expanding through a crescent number of solutions to our clients, ultimately increasing client loyalty and enhancing our long-term growth potential.

The results of our students in the most-competitive university admission tests confirm the superior quality of our products. Anglo, our top-notch learning system, had the highest number of student approvals in the admission tests of Brazil’s and LatAm’s best universities, Universidade de São Paulo (USP) and Universidade de Campinas (Unicamp), according to the Times Higher Education ranking, more than two times higher than the second player. In Medicine USP, for instance, one of the most competitive degrees, Anglo had the highest number of students approved (66), an average of 1 approved student at each 4 approved students, while pH had students that got the 1st, 3rd and 8th places.

The outcomes of the National High School Exam (ENEM) point in the same direction. In the 2019 edition (which results were disclosed by the end of 2020), Vasta not only maintained the leadership in terms of the number of

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partner schools that had the highest score in their cities as well as expanded the difference to the competitors. In 2019, Vasta was the content provider for the top-ranked school in 46% more cities than the second player, up from 28% in 2018. Considering the schools that ranked from the first to the third position in their cities, Vasta was the content provider for 51% of schools more than the second player, up from 30% in 2018.

Top-1 ranked schools in their cities in ENEM 2019	Top-3 ranked schools in their cities in ENEM 2019

Sources: INEP/MEC and Vasta.

We are also very proud of the NPS we reached in all our brands, showing that both students and partner schools are satisfied with our solutions, as these are the main pillars of our future. The NPS of our brands averaged 72, with Anglo and PAR having scores at the excellence levels (79 and 78, respectively). Plurall had an NPS of 54.

The quality of education, combined with the satisfaction of our clients, led us to increase our client base by more than 450 new schools in the 2021 commercial cycle, with an average contract duration of almost 4 years. Having long-term partnerships with a large portfolio of schools allows us to be well positioned to capture the return of students to private schools after the pandemic. Besides new schools, we highlight a new partnership with Colegio Fibonacci (Vasta’s former client), present for 9 consecutive years among Brazil’s top 10 schools in the National High School Exam (ENEM). With Fibonacci we will also launch a set of new assessment services in Plurall in 2021 and a new premium learning system for the 2022 commercial year, therefore having as a client another school that stands in ENEM top-10 ranking.

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COVID-19 UPDATE

As discussed in more detail in our December 31, 2020 in the consolidated financial statements, the Company set up a Crisis Committee and approved some measures composed by actions that first of all safeguarded the physical and mental health of its employees and then preserved operational and financial capacity to face this period. We highlight the main initiatives carried out by Company: (i) Preserve employees’ health and safety by implementing measures such as work from home policy, temporary closure of our distribution centers re-opening with reduced operations and the adoption of health and safety measures recommended by government authorities; (ii) Ensure educational content and services delivery through online platforms; (iii) Improve the financial health identifying required measures to ensure adequate liquidity and cash position; (iv) Implement short term restructuring measures required to improve financial health, seeking to preserve jobs and the organization long term plan, including but not limited to temporary reduction in wages and working hours; (v) Plan and execute organizational changes with mid-term impact for the post-COVID world, if required; (vi) Strategic Plan for opportunities generated by the crisis; (vii) Philanthropic actions that contributes to mitigate the impacts of COVID-19 on our Company segment; and (viii) Provide on-line campaigns to promote our products to potential new customers.

Related to sales and services provided to our customers, even though municipality and state-wide governments had taken some measures that could hard hit our business, for example school’s lockdown and social distancing, our customers kept their educational services through our virtual platforms. As a result, we have not had interruption in the sales and services levels contracted by our customers.

Despite continuity of educational services, the continuing restrictions on business will affect the Brazilian economic indicators throughout 2021. This increases the level of uncertainty over our operations, and therefore, it is likely that we will identify impacts on our revenue and profitability in the forthcoming quarters.

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REVENUE RECOGNITION AND SEASONALITY

As we release our results for the first quarter of 2021, it is important to highlight the revenue recognition and seasonality of our business.

Our main deliveries of printed and digital materials to our customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials we provide in the fourth quarter are used by our customers in the following school year and, therefore, our fourth quarter results reflect the growth in the number of our students from one school year to the next, leading to higher revenue in general in our fourth quarter compared with the preceding quarters in each year. Consequently, in aggregate, the seasonality of our revenues generally produces higher revenues in the first and fourth quarters of our fiscal year. Thus, the numbers for the second quarter and third quarter are usually less relevant. In addition, we generally bill our customers during the first half of each school year (which starts in January), which generally results in a higher cash position in the first half of each year compared to the second half.

A significant part of our expenses is also seasonal. Due to the nature of our business cycle, we need significant working capital, typically in September or October of each year, to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of our teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year.

Purchases through our Livro Fácil e-commerce platform are also very intense during the back-to-school period, between November, when school enrollment takes place and families plan to anticipate the purchase of products and services, and February of the following year, when classes are about to start. Thus, e-commerce revenue is mainly concentrated in the first and fourth quarters of the year.

KEY BUSINESS METRICS

ACV Bookings: ACV Bookings is a non-accounting managerial metric and represents our partner schools’ commitment to pay for our solutions offerings. We believe it is a meaningful indicator of demand for our solutions. We consider ACV Bookings is a helpful metric because it is designed to show amounts that we expect to be recognized as revenue from subscription services for the 12-month period between October 1 of one fiscal year through September 30 of the following fiscal year. We define ACV Bookings as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students,” that will access our content at such partner school in such school year. We calculate ACV Bookings by multiplying the number of enrolled students at each school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related school. Although our contracts with our schools are typically for 4-year terms, we record one year of revenue under such contracts as ACV Bookings. ACV Bookings are calculated based on the sum of actual contracts signed during the sales period and assumes the historical rates of returned goods from customers for the preceding 24-month period. Since the actual rates of returned goods from sales during the period may be different from the historical average rates and the actual volume of merchandise ordered by our customers may be different from the contracted amount, the actual revenue recognized during each period of a sales cycle may be different from the ACV Bookings for the respective sales cycle. Our reported ACV Bookings are subject to risks associated with, among other things, economic conditions and the markets in which we

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operate, including risks that our contracts may be canceled or adjusted (including as a result of the COVID-19 pandemic).

OPERATING PERFORMANCE

Student Base – Subscription Models

Student Base	2021 Cycle	2020 Cycle	2019 Cycle	% Chg. 2021	% Chg. 2020
Partner Schools (Core Content)	4,623	4,167	3,400	10.9%	22.6%
Partner Schools (Complementary Solutions)	1,114	636	417	75.2%	52.5%
Students (Core Content)	1,500,208	1,311,147	1,185,799	14.4%	10.6%
Students (Complementary Solutions)	348,650	213,058	133,583	63.6%	59.5%

Note: number of students to be updated after the devolution period ends.

When compared to the 2020 commercial year, 2021 shows strong growth both in the core product and in relation to complementary solutions. Despite all the difficulties related to the pandemic, Vasta managed to add 456 new schools to its platform, which represents an annual increase of 11% and reinforces all the competitive differentials presented throughout the year. The number of students grew even more (+14%) and surpassed the mark of 1.5 million students using our learning systems. Regarding complementary solutions, 478 new schools became our customers, which represents an annual growth of 75%, or 64% if we consider the number of students, which confirms the high potential of this segment. In the second quarter, with the end of devolution period, we will have the definitive number of students enrolled in our partner schools.

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FINANCIAL PERFORMANCE

Net Revenue

Net Revenue - Values in R$ '000	1Q21	1Q20	% Y/Y	2021 Cycle	2020 Cycle	% Y/Y
Subscription	243,285	265,624	-8.4%	527,135	481,522	9.5%
Subscription ex-PAR	201,035	219,760	-8.5%	410,444	342,415	19.9%
Traditional Learning Systems	169,053	187,702	-9.9%	350,379	301,740	16.1%
Complementary Solutions	31,982	32,058	-0.2%	60,065	40,676	47.7%
PAR	42,249	45,864	-7.9%	116,691	139,107	-16.1%
Non-subscription	37,547	126,794	-70.4%	97,258	273,743	-64.5%
Total	280,832	392,418	-28.4%	624,393	755,266	-17.3%

Net revenue from subscription products, which includes all educational solutions with recurring revenue (basically learning systems – both traditional and PAR – and complementary solutions), accounted for 87% of the company’s total revenue this quarter and was down 8% over the same period last year, responding for 29% of annual contract value (ACV) for 2021. The drop is explained by the recognition of a greater amount of the ACV in the 4Q20 (33%) and by the lower enrollments at partner schools versus their expectations at the time of the ACV formation. In the 2021 commercial cycle so far (4Q20 and 1Q21 combined), net revenue from subscription products increased 10% year-on-year, fueled by traditional learning systems (up 16%) and complementary solutions (up 48%), and partly offset by a 16% drop in the textbook-based learning system (PAR). Combined, the revenue of traditional learning systems and complementary solutions (ex-PAR subscription products) jumped 20% year-on-year on the commercial cycle to date, slightly below the 23% organic ACV growth reported.

Revenue from non-subscription business was down 70% by comparison with the same period last year, reflecting the impacts of the pandemic in the purchase of textbooks by schools and bookstores during the 2021 back-to-school period, in addition to the migration of former non-subscription clients to our subscription products. In the 2021 commercial cycle to date, revenue from non-subscription business was down 65%, leading to Vasta’s consolidated net revenue to fall 17% versus the same period last year.

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Operating Results

Vasta - Values in R$ ('000)	1Q21	Q20	Chg.%		2021 Cycle	2020 Cycle	Chg.%
Gross revenue	313,831	443,636	-29.3%		670,182	832,168	-19.5%
Deductions from gross revenue	(32,999)	(51,218)	-35.6%		(45,788)	(76,902)	-40.5%
Taxes	(1,596)	(3,382)	-52.8%		(3,112)	(4,727)	-34.2%
Returns	(28,974)	(32,026)	-9.5%		(38,960)	(55,046)	-29.2%
Discounts	(2,430)	(15,810)	-84.6%		(3,716)	(17,129)	-78.3%
Net revenue	280,832	392,418	-28.4%		624,395	755,266	-17.3%
Cost of services	(113,982)	(167,333)	-31.9%		(214,000)	(316,034)	-32.3%
Gross profit	166,850	225,085	-25.9%		410,394	439,232	-6.6%
Gross margin	59.4%	57.4%	2.1	p.p.	65.7%	58.2%	7.6	p.p.
General and administrative expenses	(98,863)	(85,928)	15.1%		(228,204)	(95,541)	138.9%
Impairment losses on trade receivables	(2,609)	(10,319)	-74.7%		(14,918)	(10,895)	36.9%
Commercial expenses	(49,509)	(37,793)	31.0%		(98,242)	(122,831)	-20.0%
Corporate expenses	(8,546)	(12,294)	-30.5%		(18,460)	(27,780)	-33.6%
Operating (loss) profit	7,323	78,751	-90.7%		50,570	182,185	-72.2%
Operating margin	2.6%	20.1%	-17.5	p.p.	8.1%	24.1%	-16.0	p.p.
(+) Depreciation and amortization	48,585	42,150	15.3%		93,539	75,717	23.5%
EBITDA	55,908	120,901	-53.8%		144,109	257,902	-44.1%
EBITDA margin	19.9%	30.8%	-10.9	p.p.	23.1%	34.1%	-11.1	p.p.
(+) Impact COVID-19	-	5,642	n.a.		5,916	5,642	n.a.
(+) Non-recurring expenses	4,936	-	n.a.		10,451	-	n.a.
(+) Share-based compensation plan	6,544	729	797.7%		14,447	1,133	1175.1%
(+) Provision for risks of tax, civil and labor losses	-	-	n.a.		-	1,111	-100.0%
(+) IPO cost	-	-	n.a.		50,580	-	n.a.
Adjusted EBITDA	67,388	127,272	-47.1%		225,503	265,788	-15.2%
Adjusted EBITDA margin	24.0%	32.4%	-8.4	p.p.	36.1%	35.2%	0.9	p.p.

In 1Q21, adjusted EBITDA declined 47% year-on-year, with a 8.4p.p. compression in the adjusted EBITDA margin, basically due to the 28% drop in net revenue that hurt the dilution of fixed costs/expenses. The increase in G&A expenses observed in the period is related to the more robust administrative structure required after the IPO (part of the incremental expenses are those associated with share-based compensation plan), which in this quarter were partly compensated by lower provisions for doubtful accounts.

In the 2021 commercial year so far, despite the 15% decline in adjusted EBITDA, the adjusted EBITDA margin expanded 0.9p.p., reflecting the higher participation of revenues from subscription products in the mix, combined with a tight control on costs and expenses.

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Net Income & Free Cash Flow

Vasta - Values in R$ ('000)	1Q21	1Q20	Chg.%		2021 Cycle	2020 Cycle	Chg.%
Operating (loss) profit	7,323	78,751	-90.7%		50,570	182,185	-72.2%
Net financial result	(14,252)	(39,614)	-64.0%		(25,857)	(81,380)	-68.2%
(Loss) Profit before taxes	(6,929)	39,137	-117.7%		24,713	100,805	-75.5%
Income tax and social contribution	1,412	(11,492)	-112.3%		(7,981)	(32,853)	-75.7%
Net (loss) profit for the period	(5,517)	27,645	-120.0%		16,732	67,952	-75.4%
Net margin	-2.0%	7.0%	-9.0	p.p.	2.7%	9.0%	-6.3	p.p.

In 1Q21 Vasta posted net loss of R$ 5.5 million, due to the reduction in the operating income, which more than offset the reduction in net financial result on the back of interest income on the IPO proceeds. On a cash-basis, however, the 1Q21 adjusted net income totaled R$ 33 million. In the 2021 commercial cycle to date, adjusted net income amounted R$ 163 million, 6% higher year-on-year.

Vasta - Values in R$ ('000)	1Q21	1Q20	Chg.%		2021 Cycle	2020 Cycle	Chg.%
(Loss) Profit before taxes	(6,929)	39,137	-117.7%		24,713	100,805	-75.5%
(-) Taxes Paid	-	(5,234)	-100.0%		-	(5,234)	-100.0%
(+) Impact COVID-19	-	5,642	-100.0%		5,916	5,642	4.9%
(+) Non-recurring expenses	4,936	-	n.a.		10,451	-	n.a.
(+) Share-based compensation plan	6,544	729	797.7%		14,447	1,133	1175.1%
(+) Provision for risks of tax, civil and labor losses	-	-	n.a.		-	1,111	-100.0%
(+) IPO cost	-	-	n.a.		50,580	-	n.a.
(+) Amortization of intangible assets (1)	28,300	29,881	-5.3%		56,603	49,910	13.4%
Adjusted net (loss) profit	32,851	70,155	-53.2%		162,710	153,367	6.1%
Adjusted net margin	11.7%	17.9%	-6.2	p.p.	26.1%	20.3%	5.8	p.p.

(1) From business combinations

Operating cash flow generation amounted to R$ 39 million in 1Q21, a conversion of 58% of adjusted EBITDA.

Vasta - Values in R$ ('000)	1Q21	1Q20	Chg.%		2021 Cycle	2020 Cycle	Chg.%
Net cash flows from operating activities	55,608	84,733	-34.4%		(36,008)	10,851	-431.8%
(-) Changes in debt-like instruments (1)	-	(66,588)	-100.0%		97,945	(66,588)	-247.1%
(-) Acquisition of property, plant and equipment	(2,481)	(5,234)	-52.6%		(393)	(6,234)	-93.7%
(-) Additions to intangible assets	(9,107)	(6,641)	37.1%		(19,674)	(15,508)	26.9%
(-) Lease liabilities paid	(4,977)	(5,979)	-16.8%		(8,605)	(16,185)	-46.8%
Operating Cash Flow (OCF)	39,043	291	13316.8%		33,265	(93,664)	-135.5%
OCF/Adjusted EBITDA	57.9%	0.2%	57.7	p.p.	14.8%	-35.2%	50.0	p.p.

(1) Reverse factoring, booked in the other liabilities account

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CONFERENCE CALL INFORMATION

Vasta will discuss its first quarter 2021 results on May 14, 2021, via a conference call at 11:00 a.m. Eastern Time. To access the call (ID: 3386226), please dial: +1 (833) 519-1336 or (914) 800-3898. A live and archived webcast of the call will be available on the Investor Relations section of the Company’s website at https://ir.vastaplatform.com.

ABOUT VASTA

Vasta is a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of Vasta’s stakeholders, including students, parents, educators, administrators and private school owners. Vasta’s mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. Vasta believes it is uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill set to the 21st century. Vasta promotes the unified use of technology in K-12 education with enhanced data and actionable insight for educators, increased collaboration among support staff and improvements in production, efficiency and quality. For more information, please visit ir.vastaplatform.com.

CONTACT

Investor Relations

+55 11 3133 7311

ri@somoseducacao.com.br

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FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including (i) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (ii) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (iii) our ability to implement our business strategy and expand our portfolio of products and services; (iv) our ability to adapt to technological changes in the educational sector; (v) the availability of government authorizations on terms and conditions and within periods acceptable to us; (vi) our ability to continue attracting and retaining new partner schools and students; (vii) our ability to maintain the academic quality of our programs; (viii) the availability of qualified personnel and the ability to retain such personnel; (ix) changes in the financial condition of the students enrolling in our programs in general and in the competitive conditions in the education industry; (x) our capitalization and level of indebtedness; (xi) the interests of our controlling shareholder; (xii) changes in government regulations applicable to the education industry in Brazil; (xiii) government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; (xiv) cancellations of contracts within the solutions we characterize as subscription arrangements or limitations on our ability to increase the rates we charge for the services we characterize as subscription arrangements; (xv) our ability to compete and conduct our business in the future; (xvi) our ability to anticipate changes in the business, changes in regulation or the materialization of existing and potential new risks; (xvii) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (xviii) changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; (xix) changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (xx) the effectiveness of our risk management policies and procedures, including our internal control over financial reporting; (xxi) health crises, including due to pandemics such as the COVID-19 pandemic and government measures taken in response thereto; (xxii) other factors that may affect our financial condition, liquidity and results of operations; and (xxiii) other risk factors discussed under “Risk Factors.” Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

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NON-GAAP FINANCIAL MEASURES

This press release presents our EBITDA, Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio, Adjusted Net (Loss) profit are information for the convenience of investors. EBITDA, Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio are the key performance indicators used by us to measure financial operating performance. Our management believes that these Non-GAAP financial measures provide useful information to investors and shareholders. We also use these measures internally to establish budgets and operational goals to manage and monitor our business, evaluate our underlying historical performance and business strategies and to report our results to the board of directors.

We calculate EBITDA as Net profit (loss) for the period / year plus income taxes and social contribution plus/minus net finance result plus depreciation and amortization. The EBITDA measure provides useful information to assess our operational performance.

We calculate Adjusted EBITDA as EBITDA plus/minus: (a) share-based compensation expenses, mainly due to the grant of additional shares to Somos’ employees in connection with the change of control of Somos to Cogna (for further information refer to note 23 (a) to the Consolidated Financial Statements); (b) provision for risks of tax, civil and labor losses regarding penalties, related to income tax positions taken by the Predecessor Somos – Anglo and the Successor (Vasta) in connection with a corporate reorganization carried out by the Predecessor Somos – Anglo only FY 2019; (c) impairment losses of trade receivables caused partially by COVID-19; (d) Bonus IPO expenses, share based payments offered to certain employees and executives as result of IPO process and (e) other non-recurring expenses composed substantially by restructuring provisions;. We understand that such adjustments are relevant and should be considered when calculating our Adjusted EBITDA, which is a practical measure to assess our operational performance that allows us to compare it with other companies that operates in the same segment.

We calculate Free Cash Flow as the net cash flows from operating activities as presented in the statement of cash flows of our financial statements adjusted by debt-like instruments (reverse factoring instruments) less cash flows required for: (i) acquisition of property, plant and equipment; (ii) addition to intangible assets; and (iii) acquisition of subsidiaries. We consider Free Cash Flow to be a liquidity measure, therefore, we adjust our Free Cash Flow metric with amounts that directly impacted the cash flows in the period in addition to the operating activities. The Free Cash Flow measure provides useful information to management and investors about the amount of cash generated by our operations, deducting for investments in property and equipment to maintain and grow our business.

We calculate Adjusted Cash Conversion Ratio as the cash flows from operating activities divided by Adjusted EBITDA for the relevant period.

We calculate Adjusted net (loss) profit as the net (loss) profit from the period as presented in Statement of Profit or Loss and Other Comprehensive Income adjusted by the same Adjusted EBTDA items, however, added by (a) Amortization of intangible assets from M&A, that included goodwill and other assets and (b) taxes paid composed by cash effect over Income tax and social contribution expenses.

We understand that, although Adjusted net (loss) profit, EBITDA, Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted net (loss) profit, Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

13

Vasta Platform Limited

Consolidated Statements of Financial Position

	As of March 31, 2021	As of December 31, 2020
	R$ millions	R$ millions

Statement of Financial Position:
Assets
Current assets
Cash and cash equivalents	415.1	311.2
Marketable Securities	259.6	491.1
Trade receivables	486.5	492.2
Inventories	235.4	249.6
Taxes Recoverable and Income tax and social contribution recoverable	26.7	26.5
Prepayments	25.9	27.5
Other receivables	0.3	0.1
Related parties – other receivables	2.1	2.1
Total current assets	1,451.6	1,600.3
Non-current assets
Judicial deposits and Escrow Accounts	172.1	172.7
Deferred income tax and social contribution	89.1	88.5
Property, plant and equipment	199.5	192.0
Intangible assets and goodwill	4,957.3	4,924.7
Total non-current assets	5,418.0	5,377.9
Total assets	6,869.6	6,978.2
Liabilites and Shareholder´s Equity / Parent Company´s Net Investment
Current liabilities
Bonds and financing	396.8	502.9
Lease liabilities	22.2	18.3
Suppliers	264.1	279.5
Income tax and social contribution payable	0.2	1.8
Salaries and social contributions	69.1	69.1
Contract liabilities and deferred income	46.2	47.2
Accounts payable for business combination	9.7	17.1
Other liabilities	8.1	4.2
Other liabilities - related parties	140.1	135.3
Loans from related parties	-	20.9
Total current liabilities	956.5	1,096.3
Non-current liabilities
Bonds and financing	290.4	290.5
Lease liabilities	159.7	154.8
Accounts payable for business combination	53.2	30.9
Provision for risks of tax, civil and labor losses	618.9	613.9
Contract liabilities and deferred revenues	5.8	6.5
Total non-current liabilities	1,128.0	1,096.6
Total liabilities	2,084.5	2,192.9
Total Shareholder's Equity / Parent Company's Net investment	4,785.1	4,785.3
Total Liabilities and Shareholder's Equity / Parent Company's Net Investment	6,869.6	6,978.2

14

Vasta Platform Limited

Segment Reporting

	Three Months Ended March 31,
	2021	2020
	Vasta
	R$ millions
Statement of Profit or Loss
Net revenue from sales and services	280.8	392.4
Net revenue from sales	274.9	389.1
Net revenue from services	5.9	3.3
Costs of goods sold and services	(114.0)	(167.3)
Gross profit	166.8	225.1
General and administrative expenses	(162.0)	(147.1)
Other operating income, net	2.5	0.8
Profit before finance result and taxes	7.3	78.8
Finance income	5.5	5.1
Finance costs	(19.7)	(44.7)
Finance result	(14.2)	(39.6)
(Loss) Profit before income tax and social contribution	(6.9)	39.2
Income tax and social contribution	1.4	(11.5)
Net (loss) profit for the period	(5.5)	27.7

15

Vasta Platform Limited

Segment Reporting

	Three Months Ended March 31,
	2021	2020
	Content & EdTech Platform
	R$ millions
Statement of profit or loss:
Net revenue from sales and services	223.7	317.7
Cost of goods sold and services	(76.9)	(98.2)
Gross profit	146.8	219.5
General and administrative expenses	(143.3)	(138.9)
Other operating income, net	0.6	0.8
Profit before finance result and taxes	4.1	81.4

	Three Months Ended March 31,
	2021	2020
	Digital Services Platform
	R$ millions
Statement of profit or loss:
Net revenue from sales and services	57.2	74.7
Cost of goods sold and services	(37.1)	(69.1)
Gross profit	20.1	5.6
General and administrative expenses	(18.7)	(8.2)
Other operating income, net	1.8	-
Profit (loss) before finance result and taxes	3.2	(2.6)

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Vasta Platform Limited

Adjusted EBITDA

	Three Months Ended March 31,
	2021	2020
	Vasta
	R$ millions
(Loss) Net profit for the period	(5.5)	27.7
(+) Income tax and social contribution	(1.4)	11.5
(+/-) Finance result	14.2	39.6
(+) Depreciation and amortization	48.6	42.1
EBITDA	55.9	120.9
(+)Share-based compensation plan	6.5	0.7
(+)Non-recurring expenses	4.9	-
Adjusted EBITDA	67.3	121.6

Vasta Platform Limited

Free Cash Flow

	Three Months Ended March 31,
	2021	2020
	Vasta
	R$ millions

Net cash flows from (used in) operating activities	55.6	84.7
(-) Acquisition of property, plant and equipment	(2.5)	(5.2)
(-) Additions to intangible assets	(9.1)	(6.6)
(-) Acquisition of subsidiary, net of cash acquired	(36.7)	(23.5)
(-) Changes in debt-like instruments (reverse factoring)	-	(66.6)
Free Cash Flow	7.3	(17.2)

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Vasta Platform Limited

Adjusted Free Cash Flow

	Three Months Ended March 31,
	2021	2020
	Vasta
	R$ millions

Net cash flows from (used in) operating activities	55.6	84.7
(-) Acquisition of property, plant and equipment	(2.5)	(0.7)
(-) Additions to intangible assets	(9.1)	(6.6)
(-) Acquisition of subsidiary, net of cash acquired	(36.7)	(23.5)
(-) Changes in debt-like instruments (reverse factoring)	-	(66.6)
Free Cash Flow	7.3	(17.2)
Free Cash Flow(-) Acquisition of subsidiary, net of cash acquired	36.7	23.5
(-) Lease liabilities paid	(5.0)	(6.0)
Adjusted FCF	39.0	0,3
OCF/Adjusted EBITDA	57.9%	0,2%

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Vasta Platform Limited

Consolidated Statement of Cash Flows

		Three months ended March 31,
	Notes	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax and social contribution	-	(6,929)	39,137
Adjustments for:	-
Depreciation and amortization	12 and 13	48,585	42,084
Impairment losses on trade receivables	10	2,609	10,319
Provision for tax, civil and labor risks	21	(740)	(2,025)
Interest on provision for tax, civil and labor risks	21	5,630	5,649
Provision for obsolete inventories	11	4,838	(2,326)
Interest on bonds and financing	14	6,077	22,639
Refund liability and right to returned goods	-	(6,220)	5,968
Imputed interest on suppliers	-	1,452	2,118
Interest on accounts payable for business combination	-	167	726
Share-based payment expense	-	5,271	686
Interest on lease liabilities	16	4,022	3,721
Interest on marketable securities incurred and not withdrawed	26	(3,298)	-
Disposals of right of use assets and lease liabilities	-	-	(162)
Residual value of disposals of property and equipment and intangible assets	12 and 13	14	485
Changes in		61,478	129,019
Trade receivables	10	3,133	(129,584)
Inventories	11	4,564	21,418
Prepayments	-	1,588	(14,583)
Taxes recoverable / Income taxes and social contribution	-	(184)	1,094
Judicial deposits and escrow accounts	21	644	(485)
Other receivables including	-	-	(1,157)
Suppliers	15	(16,804)	(4,460)
Salaries and social charges	19	(6)	1,373
Tax payable	-	(2,000)	9,995
Contract liabilities and deferred income	17	(3,128)	(1,829)
Other receivables and liabilities from related parties	-	20,281	89,572
Other liabilities	-	2,287	13,258
Cash from operating activities		71,853	113,631
Income tax and social contribution paid	-	-	(5,234)
Interest lease liabilities paid	16	(4,021)	(999)
Payment of interest on bonds and financing	14	(12,215)	(17,576)
Payment of provision for tax, civil and labor risks	21	(9)	(5,089)
Net cash from operating activities		55,608	84,733
CASH FLOWS FROM INVESTING ACTIVITIES		-	-
Acquisition of property and equipment	12	(2,481)	(725)
Additions to intangible assets	13	(9,107)	(6,641)
Acquisition of subsidiaries net of cash acquired and payments of business combinations	-	(36,663)	(23,526)
Marketable securities withdrawed	-	234,819	-
Net cash applied in investing activities		186,568	(30,892)
CASH FLOWS FROM FINANCING ACTIVITIES
Suppliers - related parties	20	-	(37,835)
Loans from related parties	0	-	45,600
Lease liabilities paid	16	(4,977)	(5,797)
Parent Company's Net Investment	-	-	(5,169)
Payments of bonds and financing	11	(100,000)	-
Payments of accounts payable for business combination	-	(12,378)	-
Net cash applied in financing activities		(138,239)	(3,201)
NET INCREASE IN CASH AND CASH EQUIVALENTS		103,937	50,640
Cash and cash equivalents at beginning of period	8	311,156	43,287
Cash and cash equivalents at end of period	8	415,093	93,927
NET INCREASE IN CASH AND CASH EQUIVALENTS		103,937	50,640

19

Vasta Platform Limited

Consolidated Bonds position

Issuance/Series	Issuance Date	Maturity	Applicable Index	Interest Spread on top of Applicable Index	Outstanding balance as of March 31, 2021
					R$ in millions
5th / Series 2	August 15, 2018	August 15, 2023	CDI	1.00% p.a.	102.2
6th / Series 2	August 15, 2017	August 15, 2022	CDI	1.70% p.a.	205.0
7th / Single	March 15, 2018	September 9, 2021	CDI	1.15% p.a.	379.1
				Total	686.2

20